UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR |_| Form N-CSR

      FOR PERIOD ENDED: January 31, 2006

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: _______________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________


PART I - REGISTRANT INFORMATION

CANWEST PETROLEUM CORPORATION
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Full Name of Registrant


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Former Name if Applicable

206 - 475 Howe Street
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Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 2B3
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company is short-staffed and could not compile its financial information in a timely manner in order to allow management to complete a review of the financial statements by the deadline.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Theresa M. Mehringer, Esq.                 (303) 796-2626
      --------------------------------------------------------------------------
               (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment 1.


                          CANWEST PETROLEUM CORPORATION
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 17, 2006                    By: /s/ Thornton J. Donaldson
                                            --------------------------------
                                            Thornton J. Donaldson,
                                            President


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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

                                 ATTACHMENT 1 TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

For the period ended January 31, 2005, the Company had substantially fewer operations, and therefore a substantially lower net loss compared to the period ended January 31, 2006. Since January 2005, the Company received funding from two private placements, one in August 2005 and the other in December 2005, which provided the Company with the financial resources necessary to increase its operations and drilling projects. As a result, the Company's operations for the period ended January 31, 2006 are substantially greater than the corresponding period in 2005. This resulted in a net loss for the nine months ended January 31, 2006 of more than five times greater than the net loss for the same nine month period in 2005. However, since the Company issued a significant amount of shares of common stock during the nine months ended January 31, 2006, the net loss per share for the period ended in 2006 is only two times greater than the net loss per share for the corresponding period in 2005.


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